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Temporary shutdown of the Al-Jurf field, Libya
Paris, 28 April, 2008 — Mabruk Oil Operations, a subsidiary of Total, confirms that it has temporarily shutdown production on the Al-Jurf field offshore Libya. Mabruk Oil Operations is the operator and Total has a 37.5% working interest.
During the drilling operation of one of the development wells B18 (gas injection well), a deviation occurred in the well trajectory resulting in damage in the production pipe of the adjacent well B12.
For security reasons,all the platform wells have been shut down. A task force of specialists has been set up to evaluate and remedy the situation.
There have been no injuries, and no damage has been done to the environment.
Al Jurf production capacity is around 45 000 barrels per day.
The Al-Jurf field is a wellhead platform, which produces to an anchored FPSO located 3 kilometres away in a water depth of approximately ninety metres offshore Libya.
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